Stockholders Agreement

among

Ultrasonic Medical Mapping, Inc.

and

the Stockholders named herein

dated as of

16 September 2019

TABLE OF CONTENTS

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44133798v.2

Stockholders Agreement

This Stockholders Agreement (this "**Agreement**"), dated as of 15 September, 2019, is entered into among Ultrasonic Medical Mapping, Inc. a Delaware corporation (the "**Company**"), David Johnson and Aaron Mishler (together, the "**Initial Stockholders**") and each other Person who after the date hereof acquires Stock of the Company and becomes a party to this Agreement by executing a Joinder Agreement (such Persons, collectively with the Initial Stockholders, the "**Stockholders**").

Recitals

WHEREAS, the Initial Stockholders have formed the Company for the purposes of conducting and operating the Business;

WHEREAS, as of the date hereof, the Initial Stockholders own a Supermajority of 73.35% of the issued and outstanding Common Stock of the Company; and

WHEREAS, the Initial Stockholders and the other parties hereto deem it in their best interests and in the best interest of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Article I.

"**Affiliate**" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the preamble.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Appraised Value**" has the meaning set forth in Section 2.03(c).

"**Board**" has the meaning set forth in Section 2.01(a).

"**Business**" means the development and commercialization of low frequency ultrasonic mapping as a medical application.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the State of Maryland are authorized or required to close.

"**Bylaws**" means the bylaws of the Company, as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

"**Call Notice**" has the meaning set forth in Section 2.03(b).

"**Call Period**" has the meaning set forth in Section 2.03(b).

"**Call Right**" has the meaning set forth in Section 2.03(b).

"**Certificate of Conversion**" means the certificate of conversion of the Company from a Delaware LLC formed on January 3, 2012 to a Delaware Corporation, as filed on September 16, 2019 with the Secretary of State of the State of Delaware.

"**Certificate of Incorporation**" means the certificate of incorporation of the Company, as filed on September 16, 2019 with the Secretary of State of the State of Delaware and as amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

"**Change of Control**" means any transaction or series of related transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in, or that is in connection with, (a) any Third Party Purchaser or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Common Stock or (b) the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company and its Subsidiaries (if any), on a consolidated basis, to any Third Party Purchaser or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith).

"**Common Stock**" means the common stock, par value **$0.01** per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Company**" has the meaning set forth in the preamble.

"**Competitor**" means any Person that directly or indirectly competes with the Company in the Business (or any portion thereof) and/or whose business is or includes the Business (or any portion thereof).

"**Corporate Opportunity**" has the meaning set forth in Section 5.03.

"**Deadlock**" has the meaning set forth in Section 2.03(a).

"**Director**" has the meaning set forth in Section 2.01(a).

"**Drag-along Notice**" has the meaning set forth in Section 3.03(b).

"**Drag-along Sale**" has the meaning set forth in Section 3.03(a).

"**Drag-along Stockholder**" has the meaning set forth in Section 3.03(a).

"**Dragging Stockholder**" has the meaning set forth in Section 3.03(a).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Excluded Securities**" means any Common Stock or other equity securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, officers or Directors pursuant to any stock option, employee stock purchase or similar equity-based plans or other compensation agreement; (b) the exercise or conversion of options to purchase shares of Common Stock, or shares of Common Stock issued to any existing or prospective consultants, employees, officers or Directors pursuant to any stock option, employee stock purchase or similar equity-based plans or any other compensation agreement; (c) any acquisition by the Company of the stock, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company; (e) the commencement of any Initial Public Offering or any transaction or series of related transactions involving a Change of Control; (f) a stock split, stock dividend or any similar recapitalization; or (g) any issuance of Financing Equity where such Financing Equity, together with all then outstanding Financing Equity, is not equal to, and is not convertible into, an aggregate of more than five percent (5%) of the outstanding Common Stock on a fully diluted basis at the time of the issuance of such Financing Equity, in each case, approved in accordance with the terms of this Agreement.

"**Exercise Period**" has the meaning set forth in Section 4.01(c).

"**Exercising Stockholder**" has the meaning set forth in Section 4.01(d).

"**Financing Equity**" means any Common Stock, warrants or other similar rights to purchase Common Stock issued to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction providing debt financing to the Company.

"**Fiscal Year**" means for financial accounting purposes, January 1 to December 31.

"**Fundamental Matter**" means any of the actions specified in Section 2.02(b)(i), Section 2.02(o) or Section 2.02(q).

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Government Approval**" means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from or with any Governmental Authority, the giving notice to, or registration with, any Governmental Authority or any other action in respect of any Governmental Authority.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Applicable Law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Independent Accountants**" has the meaning set forth in Section 2.03(c)(i).

"**Initial Public Offering**" means any offering of Common Stock pursuant to a registration statement filed in accordance with the Securities Act.

"**Initial Stockholders**" has the meaning set forth in the preamble.

"**Information**" has the meaning set forth in Section 5.04(b).

"**Issuance Notice**" has the meaning set forth in Section 4.01(b).

"**Joinder Agreement**" means the joinder agreement in form and substance of **Exhibit B** attached hereto.

"**Lien**" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"**Majority Stockholderss**" as relates to a Fundamental Matter means any grouping of Stockholders controlling a supermajority of voting rights.

"**Minority Stockholderss**" as relates to a Fundamental Matter means any grouping of Stockholders controlling less than a supermajority of voting rights.

"**New Securities**" has the meaning set forth in Section 4.01(a).

"**Non-Exercising Stockholder**" has the meaning set forth in Section 4.01(d).

"**Offered Shares**" has the meaning set forth in Section 3.02(a).

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"**Offering Stockholder**" has the meaning set forth in Section 3.02(a).

"**Offering Stockholder Notice**" has the meaning set forth in Section 3.02(b).

"**Organizational Documents**" means the Bylaws and the Certificate of Incorporation.

"**Over-allotment Exercise Period**" has the meaning set forth in Section 4.01(d).

"**Over-allotment New Securities**" has the meaning set forth in Section 4.01(d).

"**Over-allotment Notice**" has the meaning set forth in Section 4.01(d).

"**Permitted Transferee**" means with respect to any Stockholder, any Affiliate of such Stockholder.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Pre-emptive Pro Rata Portion**" has the meaning set forth in Section 4.01(c).

"**Pre-emptive Stockholder**" has the meaning set forth in Section 4.01(a).

"**Preferred Stock**" means the preferred stock, of any class, par value **$0.01** per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Proposed Transferee**" has the meaning set forth in Section 3.04(a).

"**Purchasing Stockholder**" has the meaning set forth in Section 3.02(d).

"**Put Right**" has the meaning set forth in Section 2.03(b).

"**Related Party Agreement**" means any agreement, arrangement or understanding between the Company and any Stockholder or any Affiliate of a Stockholder or any Director, officer or employee of the Company, as such agreement may be amended, modified, supplemented or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**ROFR Notice**" has the meaning set forth in Section 3.02(d).

"**ROFR Notice Period**" has the meaning set forth in Section 3.02(d).

"**ROFR Rightholder**" has the meaning set forth in Section 3.02(a).

"**Sale Notice**" has the meaning set forth in Section 3.04(b).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Selling Stockholder**" has the meaning set forth in Section 3.04(a).

"**Stock**" means any combination of Common Stock or Preferred Stock of any class approved and issued by the company as set forth in **Exhibit A.**

"**Stockholders**" has the meaning set forth in the preamble.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority**" means with respect to any Fundamental Matter, at least 66% of the eligible voting shares.

"**Supermajority Approval**" means with respect to any matter that must be approved by the Board (a) the affirmative vote at a meeting of the Board of at least 66% of the entire Board or (b) the unanimous written consent of the entire Board in lieu of a meeting.

"**Tag-along Notice**" has the meaning set forth in Section 3.04(c).

"**Tag-along Period**" has the meaning set forth in Section 3.04(c).

"**Tag-along Sale**" has the meaning set forth in Section 3.04(a).

"**Tag-along Stockholder**" has the meaning set forth in Section 3.04(a).

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Common Stock or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Common Stock.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person.

"**Waived ROFR Transfer Period**" has the meaning set forth in Section 3.02(f).

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01   Board of Directors.

(a)   The Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the "**Board**"), currently consisting of two (2) members (each, a "**Director**"). The Directors shall be elected to the Board in accordance with the Bylaws:

(b)   The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Organizational Documents and Applicable Law, committees of the Board shall have the rights, powers and privileges granted to such committee by the Board from time to time. Any delegation of authority to a committee of Directors to take any action must be approved in the same manner as would be required for the Board to approve such action directly.

Section 2.02   Voting Arrangements. In addition to any vote or consent of the Board or the Stockholders of the Company required by Applicable Law, without Supermajority Approval the Company shall not, and shall not enter into any commitment to:

(a)   amend, modify or waive the Certificate of Incorporation or Bylaws;

(b)   (i) make any material change to the nature of the Business conducted by the Company or (ii) enter into any business other than the Business;

(c)   adopt or modify in any material respect an annual budget, operating budget or business plan for the Company;

(d)   (i) issue or sell Common Stock or other equity securities of the Company to any Person or (ii) enter into or effect any transaction or series of related transactions involving the repurchase, redemption or other acquisition of Common Stock from any Person;

(e)   incur any indebtedness, pledge or grant Liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other Person in excess of $500,000 in a single transaction or series of related transactions, or in excess of $1,000,000 in the aggregate at any time outstanding;

(f)   make any loan, advance or capital contribution to any Person in excess of $100,000;

(g)   appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(h)   enter into, amend in any material respect, waive or terminate any Related Party Agreement;

(i)   enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(j)   except for a Change of Control effected in accordance with Section 3.03, enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice;

(k)   establish a Subsidiary or enter into any joint venture or similar business arrangement;

(l)   enter into or amend any material term of (i) any employment agreement or arrangement with any senior employee, (ii) the compensation (including salary, bonus, deferred compensation or otherwise) or benefits of any senior employee, (iii) any stock option, employee stock purchase or similar equity-based plans, (iv) any benefit, severance or other similar plan or (v) any annual bonus plan or any management equity plan;

(m)   settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company;

(n)   appoint or remove (with or without cause) any officer;

(o)   initiate or consummate an Initial Public Offering or make a public offering and sale of Common Stock or any other securities; or

(p)   make any investments in any other Person in excess of $500,000;

(q)   dissolve, wind-up or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

Section 2.03   Deadlock.

(a)   If at two (2) successive meetings of the Board, the Directors are unable to reach a decision by the required vote regarding any Fundamental Matter submitted for consideration by the Board at such meetings (a "**Deadlock**"), the Board shall refer the matter subject to the Deadlock to the Initial Stockholders, who shall attempt to resolve such matter within twenty (20) Business Days after referral to them of the Deadlocked issue (or, if mutually agreed by the Initial Stockholders, a longer period of time). Any resolution agreed to by the Initial Stockholders shall be final and binding on the Company and the Stockholders.

(b)   If the issue subject to the Deadlock has not been resolved in accordance with Section 2.03(a), then within fifteen (15) Business Days of the written determination by the Initial Stockholders that no agreement can be reached with respect to such issue (the "**Call Period**"), the Majority Stockholders shall have the right (a "**Call Right**") by written notice to the Minority Stockholders (the "**Call Notice**") to purchase all of the

Common Stock owned by the Minority Stockholders and its Permitted Transferees. If the Minority Stockholders has not received from the Majority Stockholders a Call Notice prior to the expiration of the Call Period, the Minority Stockholders shall have the right (a "**Put Right**") (exercisable within fifteen (15) Business Days following the expiration of the Call Period) to require the Majority Stockholders to purchase all of the Common Stock held by the Minority Stockholders and its Permitted Transferees.

(c)   The purchase price payable by the Majority Stockholders upon the exercise of a Call Right or Put Right, as the case may be, shall be equal to the appraised value of the Common Stock held by the Minority Stockholders and its Permitted Transferees calculated as a proportion (based on the Common Stock ownership percentage of the Minority Stockholders) of the overall fair market value of the Company determined on a going concern basis as between a willing buyer and willing seller with no market discount for a minority interest, which shall be determined in accordance with the procedures set forth below (the "**Appraised Value**"):

(i)   Within fifteen (15) Business Days of the exercise of the Call Right or Put Right, as the case may be, the Initial Stockholders shall appoint Ernst & Young (EY) or such other firm of independent accountants of national standing to which the Initial Stockholders agree and which has not provided substantial services to the Company, any Initial Stockholder or any of their respective Affiliates (the "**Independent Accountants**") to determine the Appraised Value of the Common Stock held by the Minority Stockholders and its Permitted Transferees. The Initial Stockholders shall instruct the Independent Accountant to render its determination of the Appraised Value in writing within thirty (30) Business Days of such Independent Accountants' appointment. The determination of the Independent Accountants shall be final for all purposes of this Section 2.03. The costs and expenses of the Independent Accountants shall be borne by the Company.

(ii)   To enable the Independent Accountants to conduct the valuation, the Initial Stockholders and the Company shall furnish to the Independent Accountants such information as the Independent Accountants may request, including information regarding the Business and the Company's assets, properties, financial condition, earnings and prospects.

(d)   Within fifteen (15) Business Days after the date of the final determination of the Appraised Value (which period shall be extended solely to the extent needed to obtain any required Government Approvals, *provided, that* the Minority Stockholders shall, and shall cause its Permitted Transferees to, have used all commercially reasonable efforts to obtain such approval in a timely manner), the Minority Stockholders shall, and shall cause its Permitted Transferees to, sell to the Majority Stockholders, free and clear of any Liens, all of the Common Stock held by them.

(e)   Each Stockholder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 2.03, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f)   At the closing of any sale and purchase pursuant to this Section 2.03, the Minority Stockholders shall, and shall cause its Permitted Transferees to, deliver to the Majority Stockholders the certificate or certificates representing their Common Stock (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Majority Stockholders by certified or official bank check or by wire transfer of immediately available funds.

(g)   During the continuation of any Deadlock and prior to the closing of any sale and purchase pursuant to this Section 2.03, the Company shall continue to operate in a manner consistent with its prior practices and this Agreement until such time as such Deadlock is resolved.

Section 2.04   Subsidiaries. With respect to any Subsidiary that is established in accordance with the terms of this Agreement, the Initial Stockholders shall have the same management, voting and board of director representation rights with respect to such Subsidiary as the Initial Stockholders have with respect to the Company. The Initial Stockholders shall, and shall cause their Director designees to, take all such actions as may be necessary or desirable to give effect to this provision.

ARTICLE III
TRANSFER OF INTERESTS

Section 3.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 3.01(b) or in accordance with the procedures described in Section 2.03, Section 3.02, Section 3.03 or Section 3.04, each Stockholder agrees that such Stockholder will not, directly or indirectly, voluntarily or involuntarily Transfer any of its Common Stock.

(b)   The provisions of Section 3.01(a), Section 3.02, Section 3.03 and Section 3.04 shall not apply to any of the following Transfers by any Stockholder of any of its Common Stock:

(i)   to a Permitted Transferee; or

(ii)   pursuant to a merger, consolidation or other business combination of the Company with a Third Party Purchaser that has been approved in compliance with Section 2.02(j).

(c)   In addition to any legends required by Applicable Law, each certificate representing the Common Stock of the Company shall bear a legend substantially in the following form:

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"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT AND (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT."

(d)   Prior notice shall be given to the Company by the transferor of any Transfer (whether or not to a Permitted Transferee) of any Common Stock. Prior to consummation of any Transfer by any Stockholder of any of its Common Stock, such party shall cause the transferee thereof to execute and deliver to the Company a Joinder Agreement and agree to be bound by the terms and conditions of this Agreement. Upon any Transfer by any Stockholder of any of its Common Stock, in accordance with the terms of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(e)   Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Common Stock (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act, (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f)   Any Transfer or attempted Transfer of any Common Stock in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Common Stock for all purposes of this Agreement.

Section 3.02   Right of First Refusal.

(a)   If at any time a Stockholder (such Stockholder, an "**Offering Stockholder**") receives a bona fide offer from any Third Party Purchaser to purchase all or any portion of the Common Stock (the "**Offered Shares**") owned by the Offering Stockholder and the Offering Stockholder desires to Transfer the Offered Shares (other than Transfers that are permitted by Section 3.01(b) or Transfers made pursuant to Section 3.03), then the Offering Stockholder must first make an offering of the Offered Shares to each other Stockholder (each such Stockholder, a "**ROFR Rightholder**") in accordance with the provisions of this Section 3.02.

(b)   The Offering Stockholder shall, within five (5) Business Days of receipt of the offer from the Third Party Purchaser, give written notice (the "**Offering Stockholder Notice**") to the Company and the ROFR Rightholders stating that it has received a bona fide offer from a Third Party Purchaser and specifying:

(i)   the number of Offered Shares to be Transferred by the Offering Stockholder;

(ii)   the identity of the Third Party Purchaser;

(iii)   the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv)   the proposed date, time and location of the closing of the Transfer, which shall not be less than sixty (60) Business Days from the date of the Offering Stockholder Notice.

The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to the ROFR Rightholders, which offer shall be irrevocable until the end of the ROFR Notice Period.

(c)   By delivering the Offering Stockholder Notice, the Offering Stockholder represents and warrants to the Company and to each ROFR Rightholder that: (i) the Offering Stockholder has full right, title and interest in and to the Offered Shares; (ii) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 3.02; and (iii) the Offered Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(d)   Upon receipt of the Offering Stockholder Notice, each ROFR Rightholder shall have ten (10) Business Days (the "**ROFR Notice Period**") to elect to purchase all (and not less than all) of the Offered Shares by delivering a written notice (a "**ROFR Notice**") to the Offering Stockholder and the Company stating that it offers to purchase such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Notice shall be binding upon delivery and irrevocable by the applicable ROFR Rightholder. If more than one ROFR Rightholder delivers a ROFR Notice, each such ROFR Rightholder (the "**Purchasing Stockholder**") shall be allocated the number of shares equal to the product of (x) the total number of Offered Shares and (y) a fraction determined by dividing (A) the number of shares of Common Stock owned by such Purchasing Stockholder as of the date of the Offering Stockholder Notice, by (B) the total number of shares of Common Stock owned by all of the Purchasing Stockholders as of such date.

(e) Each ROFR Rightholder that does not deliver a ROFR Notice during the ROFR Notice Period shall be deemed to have waived all of such ROFR Rightholder's rights to purchase the Offered Shares under this Section 3.02.

(f) If no Stockholder delivers a ROFR Notice in accordance with Section 3.02(d), the Offering Stockholder may, during the sixty (60) Business Day period immediately following the expiration of the ROFR Notice Period, which period may be extended for a reasonable time not to exceed ninety (90) Business Days to the extent reasonably necessary to obtain any Government Approvals (the "**Waived ROFR Transfer Period**") and subject to the provisions of Section 3.04, Transfer all of the Offered Shares to the Third Party Purchaser on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third Party Purchaser unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 3.02.

(g) Each Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 3.02, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(h) At the closing of any Transfer pursuant to this Section 3.02, the Offering Stockholder shall deliver to the Purchasing Stockholders the certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from such Purchasing Stockholders by certified or official bank check or by wire transfer of immediately available funds.

Section 3.03 Drag-along Rights.

(a) If at any time a Stockholder who (together with its Permitted Transferees) holds no less than fifty-one percent (51%) of the outstanding Common Stock of the Company (a "**Dragging Stockholder**"), receives a bona fide offer from a Third Party Purchaser to consummate, in one transaction, or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Stockholder shall have the right to require that each other Stockholder (each, a "**Drag-along Stockholder**") participate in such Transfer in the manner set forth in this Section 3.03, *provided*, *however*, that no Drag-along Stockholder shall be required to participate in the Drag-along Sale if the consideration for the Drag-along Sale is other than cash. Notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights.

(b)   The Dragging Stockholder shall exercise its rights pursuant to this Section 3.03 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Stockholder no later than twenty (20) Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholder's rights and obligations hereunder and shall describe in reasonable detail:

(i)   the number of shares of Common Stock to be sold by the Dragging Stockholder, if the Drag-along Sale is structured as a Transfer of Common Stock;

(ii)   the identity of the Third Party Purchaser;

(iii)   the proposed date, time and location of the closing of the Drag-along Sale;

(iv)   the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v)   a copy of any form of agreement proposed to be executed in connection therewith.

(c)   If the Drag-along Sale is structured as a Transfer of Common Stock, then, subject to Section 3.03(d), the Dragging Stockholder and each Drag-along Stockholder shall Transfer the number of shares equal to the product of (x) the aggregate number of shares of Common Stock the Third Party Purchaser proposes to buy as stated in the Drag-along Notice and (y) a fraction (A) the numerator of which is equal to the number of shares of Common Stock then held by such Dragging Stockholder or Drag-along Stockholder, as the case may be, and (B) the denominator of which is equal to the number of shares then held by all of the Stockholders (including, for the avoidance of doubt, the Dragging Stockholder).

(d)   The consideration to be received by a Drag-along Stockholder shall be the same form and amount of consideration per share of Common Stock to be received by the Dragging Stockholder (or, if the Dragging Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such Transfer shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Stockholder Transfers its Common Stock, unless the Drag-along Stockholder otherwise consents. Each Drag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Stockholder makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Stockholder, the Drag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided, that* all representations, warranties, covenants and indemnities shall be made by the Dragging Stockholder and each Drag-along Stockholder severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Stockholder and each Drag-along Stockholder, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Stockholder and each such Drag-along Stockholder in connection with the Drag-along Sale.

(e)   The fees and expenses of the Dragging Stockholder incurred in connection with a Drag-along Sale and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of a Dragging Stockholder for its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by all the Stockholders on a pro rata basis, based on the aggregate consideration received by each Stockholder; *provided, that* no Stockholder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

(f)   Each Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

(g)   The Dragging Stockholder shall have ninety (90) Business Days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such ninety (90) Business Day period may be extended for a reasonable time not to exceed one hundred twenty (120) Business Days to the extent reasonably necessary to obtain any Government Approvals). If at the end of such period, the Dragging Stockholder has not completed the Drag-along Sale, the Dragging Stockholder may not then effect a transaction subject to this Section 3.03 without again fully complying with the provisions of this Section 3.03.

Section 3.04   Tag-along Rights.

(a)   If at any time a Stockholder who (together with its Permitted Transferees) holds no less than fifty-one percent (51%) of the outstanding Common Stock of the Company (the "**Selling Stockholder**") proposes to Transfer any shares of its Common Stock to a Third Party Purchaser (the "**Proposed Transferee**") and the Selling Stockholder cannot or has not elected to exercise its drag-along rights set forth in Section 3.03, each other Stockholder (each, a "**Tag-along Stockholder**") shall be permitted to participate in such Transfer (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 3.04.

(b)   Prior to the consummation of any such Transfer of Common Stock described in Section 3.04(a), and after satisfying its obligations pursuant to Section 3.02, the Selling Stockholder shall deliver to the Company and each other Stockholder a written notice (a "**Sale Notice**") of the proposed Tag-along Sale subject to this Section 3.04 no later than ten (10) Business Days prior to the closing date of the Tag-along Sale. The Sale Notice shall make reference to the Tag-along Stockholders' rights hereunder and shall describe in reasonable detail:

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(i)   the aggregate number of shares of Common Stock the Proposed Transferee has offered to purchase.

(ii)   the identity of the Proposed Transferee;

(iii)   the proposed date, time and location of the closing of the Tag-along Sale;

(iv)   the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(v)   a copy of any form of agreement proposed to be executed in connection therewith.

(c)   Each Tag-along Stockholder shall exercise its right to participate in a Transfer of Common Stock by the Selling Stockholder subject to this Section 3.04 by delivering to the Selling Stockholder a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the number of shares of Common Stock to be Transferred by it no later than five (5) Business Days after receipt of the Sale Notice (the "**Tag-along Period**"). The offer of each Tag-along Stockholder set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Stockholder shall be bound and obligated to Transfer in the proposed Transfer on the terms and conditions set forth in this Section 3.04. The Selling Stockholder and each Tag-along Stockholder shall have the right to Transfer in a Transfer subject to this Section 3.04 the number of shares of Common Stock equal to the product of (x) the aggregate number of shares of Common Stock the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of shares of Common Stock then held by the Selling Stockholder or such Tag-along Stockholder, as the case may be, and (B) the denominator of which is equal to the number of shares then held by all of the Stockholders (including, for the avoidance of doubt, the Selling Stockholder).

(d)   Each Tag-along Stockholder who does not deliver a Tag-along Notice in compliance with Section 3.04(c) above shall be deemed to have waived all of such Tag-along Stockholder's rights to participate in such Transfer, and the Selling Stockholder shall (subject to the rights of any participating Tag-along Stockholder) thereafter be free to Transfer to the Proposed Transferee its shares of Common Stock at a per share price that is no greater than the per share price set forth in the Sale Notice and on other same terms and conditions which are not materially more favorable to the Selling Stockholder than those set forth in the Sale Notice without any further obligation to the non-accepting Tag-along Stockholders.

(e)   Each Tag-along Stockholder participating in a Transfer pursuant to this Section 3.04 shall receive the same consideration per share as the Selling Stockholder after deduction of such Tag-along Stockholder's proportionate share of the related expenses in accordance with Section 3.04(g) below.

(f)   Each Tag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Stockholder makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Stockholder, the Tag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided, that* all representations, warranties, covenants and indemnities shall be made by the Selling Stockholder and each Tag-along Stockholder severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties shall be pro rata based on the consideration received by the Selling Stockholder and each Tag-along Stockholder, in each case in an amount not to exceed the aggregate proceeds received by the Selling Stockholder and each such Tag-along Stockholder in connection with any Tag-along Sale.

(g)   The fees and expenses of the Selling Stockholder incurred in connection with a Tag-along Sale and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of the Selling Stockholder for its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by all the Stockholders participating in the Tag-along Sale on a pro rata basis, based on the aggregate consideration received by each such Stockholder; *provided, that* no Stockholder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

(h)   Each Tag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Stockholder.

(i)   The Selling Stockholder shall have ninety (90) Business Days following the expiration of the Tag-along Period in which to Transfer the shares of Common Stock described in the Sale Notice, on the terms set forth in the Sale Notice (which such ninety (90) Business Day period may be extended for a reasonable time not to exceed one hundred twenty (120) Business Days to the extent reasonably necessary to obtain any Government Approvals). If at the end of such ninety (90) Business Day period, the Selling Stockholder has not completed such Transfer, the Selling Stockholder may not then effect a Transfer of Common Stock subject to this Section 3.04 without again fully complying with the provisions of this Section 3.04.

(j)   If the Selling Stockholder Transfers to the Proposed Transferee any of its shares of Common Stock in breach of this Section 3.04, then each Tag-along Stockholder shall have the right to Transfer to the Selling Stockholder, and the Selling Stockholder undertakes to purchase from each Tag-along Stockholder, the number of shares of Common Stock that such Tag-along Stockholder would have had the right to Transfer to the Proposed Transferee pursuant to this Section 3.04, for a per share amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Common Stock from the Selling Stockholder, but without indemnity being

20

granted by any Tag-along Stockholder to the Selling Stockholder; *provided, that*, nothing contained in this Section 3.04 shall preclude any Stockholder from seeking alternative remedies against such Selling Stockholder as a result of its breach of this Section 3.04. The Selling Stockholder shall also reimburse each Tag-along Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Stockholder's rights.

ARTICLE IV
PRE-EMPTIVE RIGHTS

Section 4.01   Pre-emptive Right.

(a)   The Company hereby grants to each Stockholder (each, a "**Pre-emptive Stockholder**") the right to purchase its pro rata portion of any new Common Stock (other than any Excluded Securities) (the "**New Securities**") that the Company may from time to time propose to issue or sell to any party.

(b)   The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale described in subsection (a) above to the Pre-emptive Stockholders within five (5) Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall set forth the material terms and conditions of the proposed issuance, including:

(i)   the number of New Securities proposed to be issued and the percentage of the Company's outstanding Common Stock, on a fully diluted basis, that such issuance would represent;

(ii)   the proposed issuance date, which shall be at least twenty (20) Business Days from the date of the Issuance Notice; and

(iii)   the proposed purchase price per share.

(c)   Each Pre-emptive Stockholder shall for a period of fifteen (15) Business Days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase, at the purchase price set forth in the Issuance Notice, the amount of New Securities equal to the product of (x) the total number of New Securities to be issued by the Company on the issuance date and (y) a fraction determined by dividing (A) the number of shares of Common Stock owned by such Pre-emptive Stockholder immediately prior to such issuance by (B) the total number of shares of Common Stock outstanding on such date immediately prior to such issuance (the "**Pre-emptive Pro Rata Portion**") by delivering a written notice to the Company. Such Pre-emptive Stockholder's election to purchase New Securities shall be binding and irrevocable.

(d)   No later than five (5) Business Days following the expiration of the Exercise Period, the Company shall notify each Pre-emptive Stockholder in writing of the number of New Securities that each Pre-emptive Stockholder has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-allotment Notice**"). Each Pre-emptive Stockholder exercising its right to purchase its Pre-emptive Pro Rata Portion of the New Securities in full (an "**Exercising Stockholder**") shall have a right of over-allotment such that if any other Pre-emptive Stockholder fails to exercise its right under this Section 4.01 to purchase its Pre-emptive Pro Rata Portion of the New Securities (each, a "**Non-Exercising Stockholder**"), such Exercising Stockholder may purchase all or any portion of such Non-Exercising Stockholder's allotment (the "**Over-allotment New Securities**") by giving written notice to the Company setting forth the number of Over-allotment New Securities that such Exercising Stockholder is willing to purchase within five (5) Business Days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**"). Such Exercising Stockholder's election to purchase Over-allotment New Securities shall be binding and irrevocable. If more than one Exercising Stockholder elects to exercise its right of over-allotment, each Exercising Stockholder shall have the right to purchase the number of Over-allotment New Securities it elected to purchase in its written notice; *provided, that* if the over-allotment New Securities are over-subscribed, each Exercising Stockholder shall purchase its pro rata portion of the available Over-allotment New Securities based upon the relative Pre-emptive Pro Rata Portions of the Exercising Stockholders.

(e)   The Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to any New Securities not elected to be purchased pursuant to Section 4.01(c) and Section 4.01(d) above in accordance with the terms and conditions set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced) so long as such issuance or sale is closed within thirty (30) Business Days after the expiration of the Over-allotment Exercise Period (subject to the extension of such thirty (30) Business Day period for a reasonable time not to exceed sixty (60) Business Days to the extent reasonably necessary to obtain any Government Approvals). In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Stockholders in accordance with the procedures set forth in this Section 4.01.

(f)   Upon the consummation of the issuance of any New Securities in accordance with this Section 4.01, the Company shall deliver to each Exercising Stockholder certificates (if any) evidencing the New Securities, which New Securities shall be issued free and clear of any Liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Stockholders and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. Each Exercising Stockholder shall deliver to the Company the purchase price for the New Securities purchased by it by certified or official bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to

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consummate the purchase and sale including entering into such additional agreements as may be necessary or appropriate.

ARTICLE V
NON-COMPETE AND OTHER AGREEMENTS

Section 5.01   Non-Compete. No Stockholder nor any of its Permitted Transferees shall directly or indirectly through one or more of any of their respective Affiliates own, manage, operate, control or participate in the ownership, management, operation or control of any Competitor; *provided, that* nothing in this Section 5.01 shall prohibit such Stockholder or any of its Permitted Transferees or any of their respective Affiliates from acquiring or owning, directly or indirectly:

(a)   up to two percent (2%) of the aggregate voting securities of any Competitor that is a publicly traded Person; or

(b)   up to two percent 2%) of the aggregate voting securities of any Competitor that is not a publicly traded Person; *provided, that* neither such Stockholder nor any of its Permitted Transferees, directly or indirectly through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities).

Section 5.02   Blue Pencil. If any court determines that any of the covenants set forth in Section 5.01, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

Section 5.03   Corporate Opportunities. Except as otherwise provided in the second sentence of this Section 5.03 and subject to each Stockholders' obligations under Section 5.01, (a) no Stockholder or any of its Permitted Transferees or any of their respective Representatives shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company in which the Company may, but for the provisions of this Section 5.03, have an interest or expectancy (a "**Corporate Opportunity**"), and (b) no Stockholder or any of its Permitted Transferees or any of their respective Representatives (even if such Person is also an officer or Director of the Company) shall be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its Permitted Transferees or directs, sells, assigns or transfers such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Company. The Company renounces any interest in a Corporate Opportunity and any expectancy that a Corporate Opportunity will be offered to the Company; *provided, that* the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that is offered to an officer or Director of the Company whether or not such individual is also a Director or officer of a Stockholder, if such opportunity is expressly offered to such Person in his or her

44133798v.2

capacity as an officer or Director of the Company. The Stockholders hereby recognize that the Company reserves such rights.

Section 5.04   Confidentiality.

(a)   Each Stockholder shall and shall cause its Representatives to, keep confidential and not divulge any information (including all budgets, business plans and analyses) concerning the Company, including its assets, business, operations, financial condition or prospects ("**Information**"), and to use, and cause its Representatives to use, such Information only in connection with the operation of the Company; *provided, that* nothing herein shall prevent any Stockholder from disclosing such Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder, (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests, (iv) to the extent necessary in connection with the exercise of any remedy hereunder, (v) to other Stockholders, (vi) to such Stockholder's Representatives that in the reasonable judgment of such Stockholder need to know such Information or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Common Stock from such Stockholder as long as such transferee agrees to be bound by the provisions of this Section 5.04 as if a Stockholder, *provided, further, that* in the case of clause (i), (ii) or (iii), such Stockholder shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any Information so disclosed is accorded confidential treatment, when and if available.

(b)   The restrictions of Section 5.04(a) shall not apply to information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or any of its Representatives in violation of this Agreement; (ii) is or becomes available to a Stockholder or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Stockholder and any of its Representatives, (iii) is or has been independently developed or conceived by such Stockholder without use of the Company's Information or (iv) becomes available to the receiving Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, any other Stockholder or any of their respective Representatives, *provided, that* such source is not known by the recipient of the information to be bound by a confidentiality agreement with the disclosing Stockholder or any of its Representatives.


ARTICLE VI
INFORMATION RIGHTS


Section 6.01   Financial Statements. In addition to, and without limiting any rights that a Stockholder may have with respect to inspection of the books and records of the Company under Applicable Laws, the Company shall furnish to each Stockholder, the following information:

(a)   As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, the audited balance sheet of the Company as at the

24

end of each such Fiscal Year and the audited statements of income, cash flows and changes in stockholders' equity for such year, accompanied by the certification of independent certified public accountants of recognized national standing selected by the Board in accordance with Section 2.02(g), to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of its operations and changes in its cash flows and stockholders' equity for the periods covered thereby.

(b)   As soon as available, and in any event within forty-five (45) days after the end of each fiscal quarter, the balance sheet of the Company at the end of such quarter and the statements of income, cash flows and changes in stockholders' equity for such quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied, and certified by the Chief Financial Officer of the Company.

(c)   To the extent the Company is required by Applicable Law or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports and other periodic reports (without exhibits) actually prepared by the Company as soon as available.

Section 6.02   Inspection Rights.

(a)   The Company shall, and shall cause its officers, Directors and employees to, (i) afford each Stockholder and the Representatives of each such Stockholder, during normal business hours and upon reasonable notice, reasonable access at all reasonable times to its officers, employees, auditors, properties, offices, plants and other facilities and to all books and records, and (ii) afford such Stockholder the opportunity to consult with its officers from time to time regarding the Company's affairs, finances and accounts as each such Stockholder may reasonably request upon reasonable notice.

(b)   The right set forth in Section 6.02(a) above shall not and is not intended to limit any rights which the Stockholders may have with respect to the books and records of the Company, or to inspect its properties or discuss its affairs, finances and accounts under the laws of the jurisdiction in which the Company is incorporated.


ARTICLE VII
REPRESENTATIONS AND WARRANTIES


Section 7.01   Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a)   Such Stockholder is an individual.

(b)   Such Stockholder has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.


25


(c)   This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(d)   The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any Applicable Law or (ii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e)   Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (whether or not such agreements and arrangements are with the Company or any other Stockholder).

ARTICLE VIII
TERM AND TERMINATION

Section 8.01   Termination. This Agreement shall terminate upon the earliest of:

(a)   the consummation of an Initial Public Offering;

(b)   the consummation of a merger or other business combination involving the Company whereby the Common Stock becomes a security that is listed or admitted to trading on the NASDAQ Stock Market, the New York Stock Exchange or another national securities exchange;

(c)   the date on which none of the Stockholders holds any Common Stock;

(d)   the dissolution, liquidation, or winding up of the Company; or

(e)   upon the unanimous agreement of the Stockholders.

Section 8.02   Effect of Termination.

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i)   the existence of the Company;

(ii)   the obligation of any Party to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii)   the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv)   the rights contained herein which, but their terms are intended to survive termination of this Agreement.

(b)   The following provisions shall survive the termination of this Agreement: this Section 8.02 and Section 5.04, Section 9.03, Section 9.12, and Section 9.13.

ARTICLE IX
MISCELLANEOUS

Section 9.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02   Release of Liability. In the event any Stockholder shall Transfer all of the Common Stock held by such Stockholder in compliance with the provisions of this Agreement without retaining any interest therein, then such Stockholder shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder for events occurring from and after the date of such Transfer.

Section 9.03   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.03):

If to Company:	Ultrasonic Medical Mapping, Inc. Email: david@umdedmap.com Attention: David Johnson
with a copy to (which shall not constitute notice):	Seyfarth Shaw LLP Facsimile: (202) 828-5393 Email: jshire@seyfarth.com Attention: John Shire
If to David Johnson:	David Johnson Email: david@umedmap.com

                                                Attention: David Johnson

If to Aaron Mishler: Aaron Mishler
                                                Email: aaron@umedmap.com
                                                Attention: Aaron Mishler

Section 9.04   Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 9.05   Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.06   Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.07   Further Assurances.   Each of the Stockholders shall execute such documents and perform such further acts (including obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

Section 9.08   Entire Agreement. This Agreement and the Organizational Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Organizational Document, the Stockholders and the

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Company shall, to the extent permitted by Applicable Law, amend such Organizational Document to comply with the terms of this Agreement.

Section 9.09   Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.10   No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11   Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.12   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware.

Section 9.13   Equitable Remedies.   Each party hereto acknowledges that the other parties hereto would be irreparably damaged in the event of a breach or threatened breach by such party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting such parties specific performance by such party of its obligations under this Agreement. In the event that any party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conduction the suit, including reasonable attorney's fees and expenses.

Section 9.14   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement as of the date first written above.

COMPANY

Ultrasonic Medical Mapping, Inc.

By: _____
Name: David Johnson
Title: President & CEO

INITIAL STOCKHOLDERS

_____
David Johnson, an individual

_____
Aaron Mishler, an individual

EXHIBIT A

The total number of shares of stock that the Corporation shall have authority to issue is 50,000,000, consisting of (a) 46,942,439 shares of Common Stock, $0.01 par value per share ("**Common Stock**"), and (b) 3,057,561 shares of Preferred Stock, $0.01 par value per share, of which (i) 1,019,187 shares shall be designated "**Flash CF Preferred Stock**" and (ii) 2,038,37 shares shall be designated "**FlashSeed Preferred Stock**".

The Board is authorized to establish from time to time, by resolution or resolutions, the number of shares to be included in each additional wholly unissued series of preferred stock and to fix and alter the rights, preferences, privileges, and restrictions granted to and imposed upon such series of preferred stock, and to fix the designation of any such series of preferred stock. Subject to compliance with applicable protective voting rights that have been or may be granted to preferred stock or any series thereof in any Certificate of Designation or the Corporation's Certificate of Incorporation ("**Protective Provisions**"), but notwithstanding any other rights of preferred stock or any series thereof, the rights, privileges, preferences and restrictions of any such additional series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation, preferences, redemption and/or approval of matters by vote or written consent), or senior to, any of those of any present or future class or series of preferred stock or Common Stock. Subject to compliance with applicable Protective Provisions, the Board is also authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series prior or subsequent to the original issue of shares of that series.

The Common Stock and Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Article V refer to sections of this Article V.

1. Definitions. As used herein, the following definitions shall apply:

(a) "Conversion Price" means the FlashSeed Preferred Conversion Price or the Flash CF Preferred Conversion Price, as applicable.

(b) "Conversion Rate" means the FlashSeed Preferred Conversion Rate or the Flash CF Preferred Conversion Rate, as applicable.

(c) "Distribution" means the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder.

(d)   "Flash CF Preferred" shall mean the Flash CF Preferred Stock.

(e)   "Flash CF Preferred Conversion Price" means $0.99 per share of Flash CF Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(f)   "Flash CF Preferred Conversion Rate" means the number of fully-paid, nonassessable shares of Common Stock into which each share of Flash CF Preferred may be converted pursuant to Section 4 determined by dividing the Flash CF Preferred Original Issue Price by the Flash CF Preferred Conversion Price. Upon any decrease or increase in the Flash CF Preferred Conversion Price, as described in Section 4, the Flash CF Preferred Conversion Rate shall be appropriately increased or decreased.

(g)   "Flash CF Preferred Original Issue Price" shall mean $0.99 per share of Flash CF Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(h)   "FlashSeed Preferred" shall mean the FlashSeed Preferred Stock.

(i)   "FlashSeed Preferred Conversion Price" means $0.99 per share of FlashSeed Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(j)   "FlashSeed Preferred Conversion Rate" means the number of fully paid, nonassessable shares of Common Stock into which each share of FlashSeed Preferred may be converted pursuant to Section 4 determined by dividing the FlashSeed Preferred Original Issue Price by the FlashSeed Preferred Conversion Price. Upon any decrease or increase in the FlashSeed Preferred Conversion Price, as described in Section 4, the FlashSeed Preferred Conversion Rate shall be appropriately increased or decreased.

(k)   "FlashSeed Preferred Original Issue Price" shall mean $0.99 per share of FlashSeed Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(l)   "Liquidation Event" means any of the following: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital-raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Liquidation Event pursuant to clauses (i) or (ii) of this Section 1(m) may be waived with respect to any series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(m)   "Liquidation Preference" shall mean the applicable Original Issue Price plus any declared and unpaid dividends on such shares.

(n)   "Original Issue Price" shall mean the FlashSeed Preferred Original Issue Price or the Flash CF Preferred Original Issue Price, as applicable.

2.   Dividend Rights. In the event that dividends are paid on any share of Common Stock (other than dividends on Common Stock payable in additional shares of Common Stock), the Company shall pay a dividend on all outstanding shares of Preferred Stock in a per share amount equal (on an as-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

3.   Liquidation Rights

(a)   Liquidation Preference. In the event of any Liquidation Event, the holders of Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership of such stock, an amount per share equal to the greater of (i) the applicable Liquidation Preference for such series of Preferred Stock and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Preference Amount"). If upon a Liquidation Event, the assets of the Corporation legally available for distribution to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b)   Remaining Assets. In the event of any Liquidation Event, after the payment or setting aside for payment to the holders of Preferred Stock of the full Liquidation Preference Amount, the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of Common Stock in proportion to the number of shares of Common Stock held by them.

(c)   Valuation of Non-Cash Consideration.   If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board.

4.   Conversion. The holders of Preferred Stock shall have conversion rights as follows:

(a)   Right to Convert. Each share of FlashSeed Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the FlashSeed Preferred, into fully paid nonassessable shares of Common Stock at the then-effective FlashSeed Preferred Conversion Rate. The Flash CF Preferred shall have no optional conversion rights pursuant to this Section 4(a) or otherwise.

(b)   Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then-effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock or (ii) upon the receipt by the Corporation of a written request or election for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting together as a single class on an as-converted to Common Stock basis), or, if later, the effective date for conversion specified in such request. Each of the events referred to in Section 4(b) is referred to herein as an "Automatic Conversion Event".

(c)   Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then-fair market value of a share of Common Stock as determined by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock that the holder is holding and converting into Common Stock at the time of such conversion and the aggregate number of shares of Common Stock issuable upon such conversion. Before any holder of certificated Preferred Stock (if any) shall be entitled to convert the same into full shares of Common Stock, such holder shall either (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (ii) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, such outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event (if such shares are certificated), unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock (if such shares are certificated) shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock (if such shares are certificated) shall not then be actually delivered to such holder.

(d)   Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Common Stock, the Conversion Price of the Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price of the Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

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(e)   Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of any series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of such series of Preferred Stock, the Original Issue Price of such series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of any series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of such series of Preferred Stock, the Original Issue Price of such series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above, if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders of Preferred Stock would otherwise have been entitled to receive, each holder of Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g)   Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation or its transfer agent, at the Corporation's expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and provide notice to each holder of Preferred Stock setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. Any such notice may be given by electronic communication in accordance with Section 8.

(h)   Notices of Record Date. In the event that the Corporation shall propose at any time:

(i)   to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)   to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)   to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a Liquidation Event;

then, in connection with each such event, the Corporation shall send to the holders of the FlashSeed Preferred at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in clauses (ii) and (iii) of this Section 4(h).

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(i)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5.   Voting

(a)   General. Except as otherwise expressly provided herein or as required by law, the holders of FlashSeed Preferred, the holders of Common Stock, and, subject to Section 5(c), the holders of Flash CF Preferred shall vote together and not as separate classes.

(b)   FlashSeed Preferred. Each holder of FlashSeed Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of FlashSeed Preferred held by such holder could be converted as of the record date. The holders of shares of FlashSeed Preferred shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of FlashSeed Preferred shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of FlashSeed Preferred held by each holder could be converted) shall be disregarded.

(c)   Flash CF Preferred. Except as otherwise expressly provided herein or as required by the General Corporation Law, the Flash CF Preferred shall have no voting rights.

(d)   Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Corporation's Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Corporation's Certificate of Incorporation or pursuant to the General Corporation Law.

(e)   Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Corporation's Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

6.   Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by the Corporation.

7.   Waiver. Except as otherwise expressly set forth herein, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

8.   Notices. Any notice required by the provisions of this EXHIBIT A to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

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EXHIBIT B

Joinder Agreement

Reference is hereby made to the Stockholders Agreement, dated 15 September 2019, (as amended from time to time, the "**Stockholders Agreement**"), by and among the Initial Investors, and Ultrasonic Medical Mapping, Inc., a corporation organized under the laws of the State of Delaware (the "**Company**"). Pursuant to and in accordance with Section 3.01(d) of the Stockholders Agreement, the undersigned hereby agrees that upon the execution of this Joinder Agreement, it shall become a party to the Stockholders Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Stockholders Agreement as though an original party thereto and shall be deemed to be a Stockholder of the Company for all purposes thereof.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Stockholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of [DATE].

[TRANSFEREE STOCKHOLDER]

By: _____

Name:
Title:

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